Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:

            Corus Entertainment announces second quarter results

            -   Combined Radio and Television revenues up 10% for quarter and year-to-date
            -   Combined Radio and Television segment profit up 14% and 13% for second quarter and year-to-date respectively
            -   Successful refinancing of debt
            -   Shares acquired through normal course issuer bid

            TORONTO, April 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE:
CJR) announced second quarter financial results today with continued strong operating results.

            "We kept pace with our overall expectations for the year in the second quarter on the strength of our television results," said John Cassaday,
President and Chief Executive Officer, Corus Entertainment Inc. "As previously disclosed, we incurred an $80.7 million after-tax debt refinancing cost in the quarter to retire our high-yield notes and now expect to realize interest expense savings of $20 to 25 million per annum".

            Second Quarter Results
            ----------------------

            Consolidated revenues for the second quarter ended February 28, 2006 were
$164.4 million, up 6% from $155.3 million last year. Consolidated segment profit was $42.2 million, up 11% from $38.0 million last year. Net loss for the quarter was $65.7 million ($1.54 basic and diluted earnings per share), as compared to income of $12.9 million ($0.30 basic and diluted earnings per share) last year, as the Company recorded an after-tax debt refinancing charge of $80.7 million ($1.89 per share) related to the purchase of the Senior
Subordinated Notes and the termination of cross-currency agreements associated with those notes.

            Corus Television contributed quarterly revenues of $90.9 million, up from
$81.7 million last year led by specialty ad growth of 12% and subscriber growth of 11%. Quarterly segment profit increased to $36.4 million, up 20%
from $30.4 million last year.

            Corus Radio revenues were $57.8 million, up 8% from $53.5 million last year. Segment profit was $9.5 million, down 5% from $10.0 million last year.
Revenue and segment profit were impacted by the sale of Corus' Red Deer assets and the multi-station swap in the province of Quebec. On a same station(x)
basis, revenue was up 7% and segment profit was up by approximately 12%.

            Content division revenues were $17.0 million, down from $20.8 million last year. Segment profit was $1.9 million compared to $1.5 million last year.
Revenues were down in the quarter as fewer episodes were delivered and the
Beyblade merchandising revenues declined. The division continues to generate positive cash flow.

            Year-to-Date Results
            --------------------

            Consolidated revenues for the six months ended February 28, 2006 were
$359.7 million, up 7% from $335.9 million last year. Consolidated segment profit was $111.9 million, up 11% from $100.4 million last year. Net loss for the six months was $34.3 million ($0.80 basic and diluted earnings per share), as compared to income of $42.0 million ($0.98 basic and diluted earnings per share) last year, as the Company recorded a $132.0 million pre-tax debt refinancing charge related to the purchase of the Senior Subordinated Notes and the termination of cross-currency agreements associated with those notes.

            Corus Television contributed six month revenues of $199.7 million, up from $180.2 million last year led by specialty ad growth of 13% and subscriber growth of 9%. Corus' pay television assets increased their subscriber base from 748,000 at August 31, 2005 to 799,000 at the end of the second quarter.
Six month segment profit increased to $88.4 million, up 17% from $75.4 million last year.

            Corus Radio revenues were $130.2 million, up 9% from $119.1 million last year. Segment profit was $31.4 million, up 1% from $31.0 million last year.
Revenue and segment profit were impacted by the sale of Corus' Red Deer assets and the multi-station swap in the province of Quebec. On a same station(x)
basis, revenue was up 8% and segment profit was up by approximately 12%.

            Content division revenues were $32.8 million, down from $39.8 million last year. Segment profit was $2.4 million compared to $1.6 million last year.
Revenues were down in the first six months as fewer episodes were delivered and the Beyblade merchandising revenues declined. Production is on schedule to deliver approximately the same number of episodes as last year by the end of the fiscal year. The division continues to generate positive cash flow.

            Corus has also been successful in executing its Normal Course Issuer Bid announced in December 2005. At the end of February 2006, the Company had
purchased for cancellation 218,000 Class B Non-Voting Shares at an average price of $35.09 per share.

            "The Company is executing well on its operating strategies, and with the refinancing of our debt, Corus is making good use of its strong free cash flow, with an increased dividend, debt repayment and share buybacks," said
Heather Shaw, Executive Chair, Corus Entertainment Inc.

            Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children's programming and products. The Company's other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR)
Exchanges. Corus' website can be found at www.corusent.com.

            Supplemental Earnings Measures

            In addition to providing earnings measures in accordance with Canadian and U.S. Generally Accepted Accounting Principles ("GAAP"), the Company
presents certain supplemental earnings measures and financial information.
With the exception of radio same station results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

            Radio same station results

            Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first six months of fiscals 2006 and 2005.

            Certain statements in this press release may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

            Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.
            %SEDAR: 00013131EF          %CIK: 0001100868

            /For further information: please contact: John Cassaday, President and
Chief Executive Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie,
Senior Vice President and Chief Financial Officer, Corus Entertainment Inc.,
(416) 642-3780; Tracy Ewing, Vice President, Communications, Corus
Entertainment Inc., (416) 642-3792/
            (CJR.NV.B. CJR)

CO:  Corus Entertainment Inc.

CNW 09:51e 13-APR-06